SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 6, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: Press release dated February 6, 2008: 2007 annual results press release

Paris, 6 February 2008

2007 annual results: a very good Group performance

France Telecom today announces its audited financial results for 2007.

Consolidated revenues rose to €52.959 billion at 31 December 2007, growth of 2.8% on a comparable basis. Growth was particularly strong in the fourth quarter of 2007 (+3.6% on a comparable basis).

In 2007, the Group met or exceeded all of its operational and financial objectives

•

gross operating margin (GOM) of €19.1 billion, up 3.4% on a comparable basis

•

GOM rate (GOM/revenues) of 36.1%, stabilised compared with 2006 (+0.2 points)

•

organic cash flow of €7.8 billion, above the objective of €7.5 billion

•

capital expenditure (CAPEX) of €7.0 billion, with an investment rate (CAPEX/revenues) of 13.2%, in line with the stated objective of about 13% of revenues

•

Group share of net income of € 6.3 billion, compared with €4.1 billion in 2006. On a comparable basis, after adjusting for the main non-recurring items, it was €4.6 billion in 2007, up from €3.7 billion in 2006

•

net debt to GOM ratio of 1.99 and net debt at yearend of €38.0 billion. The 2008 objective was therefore met one year early

•

a dividend of €1.30 per share for 2007 will be proposed to the Annual General Meeting of Shareholders of 27 May 2008 and payable on 3 June 2008.

2008 objectives

•

organic cash flow of more than €7.8 billion based on:

•

the stability of the GOM rate

•

maintaining the investment rate (CAPEX /revenues) at about 13% of revenues

•

these objectives are set in the context of moderate growth of the main Western European markets, continued development of new services, and the continuation of a favourable trend in markets with high growth potential policy for use of cash

With regard to indebtedness, the ratio of net debt to GOM will be maintained in the medium term at a level of less than 2 in current market conditions. In this context, and given the organic cash flow generation expected for 2008, the Board of Directors indicates that the dividend, to be proposed to the Annual General Meeting of Shareholders for 2008, will be greater than €1.30 per share. The Board of Directors reserves the option of raising the distribution rate above 45% of organic cash flow, if appropriate. In addition, each year the Board of Directors will examine the possibility of additional shareholder remuneration taking into account its cash flow projections and its investment projects.

key figures

	2007	2006	2006	Change	Change
In millions of euros		historical basis	comparable basis (unaudited)	historical basis	comparable basis (unaudited)
Consolidated revenues	52 959	51 702	51 541	2.4%	2.8%
of which:
Personal Communication Services	29 119	27 745	27 538	5.0%	5.7%
Home Communication Services	22 671	22 487	22 725	0.8%	-0.2%
Enterprise Communication Services	7 721	7 652	7 689	0.9%	0.4%
Inter-segment eliminations	-6 552	-6 182	-6 411	-	-
Gross operating margin (GOM)	19 116	18 539	18 486	3.1%	3.4%
GOM/Revenues ratio	36.1%	35.9%	35.9%	+0.2 pt	+0.2 pt
GOM by business segment:
Personal Communication Services	9 977	9 686	9 434	3.0%	5.8%
Home Communication Services	7 799	7 265	7 641	7.3%	2.1%
Enterprise Communication Services	1 343	1 590	1 414	-15.6%	-5.1%
Inter-segment eliminations	-3	-2	-3	-	-
Operating income	10 799	6 988
Net income Group share[1]	6 300	4 139
CAPEX (excluding GSM and UMTS licenses)	6 979	6 732	6 721	3.7%	3.8%
CAPEX/Revenues ratio	13.2%	13.0%	13.0%	+0.2 pt	+0.2 pt
			Excluding disposal of PagesJaunes
Organic cash flow	7 818	7 157	6 906
Net financial debt	37 980	42 017
Net financial debt/GOM ratio	1.99	2.27

1 Net income attributable to equity holders of France Telecom SA

The Board of Directors of France Telecom SA met on 5 February 2008 and examined the Group's financial statements.

Commenting on the 2007 results, France Telecom Chairman and Chief Executive Officer Didier Lombard said: “The NExT plan, designed to turn the Group into Europe's leading convergent operator, has transformed our businesses completely just two years after it was launched. With more than 170 million customers worldwide today, two-thirds of whom are under the Orange brand, the Group is clearly positioned as one of the major players in its sector. The results we present today exceed the commitments we made, including that of debt reduction, and reinforce our vision of the communications of tomorrow. In 2007, our customers benefited fully from the growth of new usages and services and the expansion of our networks.

This very strong performance reflects the excellent contribution made by the Group's employees, who will be rewarded through existing results-based remuneration systems. In addition, we are studying the possibility of awarding a supplementary profit-related payment to all employees with respect to 2007.

The Group’s transformation is bearing fruit and therefore we are entering 2008 with strong fundamentals. We will continue to develop new services that will accelerate our growth over the medium term. We are confident in our ability to maintain the gross operating margin rate at the current level and to generate organic cash flow greater than that of 2007.

As a result, we are able to propose the payment of a dividend of €1.30 per share for 2007 to the Annual General Meeting of Shareholders and expect to increase our distribution rate in the years to come.”

comments on key Group figures

revenues

France Telecom group’s consolidated revenues rose to €52.959 billion at 31 December 2007, up 2.4% on an historical basis compared with 2006. On a comparable basis (excluding the impact of changes in the scope of consolidation and foreign exchange rates), annual growth reached 2.8%, up 1.6 points from the previous year. The improvement related to the performance in mature Western European markets, in particular operations in France, the United Kingdom and Spain, and in Enterprise Communications Services. At the same time, markets with high growth potential continued to be buoyant, with revenues up 15.3%.

In the fourth quarter, revenues were €13.539 billion, an increase of 3.6% on a comparable basis from the fourth quarter of 2006 (up 2.1% on an historical basis).

-

Personal Communication Services were particularly strong, with 7.5% growth in quarterly revenues on a comparable basis, greater than the growth achieved in the third quarter (6.0% on a comparable basis). This improvement relates to the United Kingdom, France and Poland, while the rapid growth of emerging markets continued at the same pace as in the previous quarter. The number of customers rose to 109.7 million as of 31 December 2007, with 5.0 million new customers added in the fourth quarter (excluding the Netherlands).

-

The continuous growth of ADSL broadband services benefited Home Communication Services, particularly in France, with a total of 11.7 million customers in Europe at 31 December 2007, with nearly 500,000 new customers added in the fourth quarter (excluding the Netherlands). On a comparable basis, revenues for Home Communications Services posted a slight decrease of -0.2% in the fourth quarter, after growing +0.2% in the third quarter.

-

As expected, Enterprise Communication Services registered less favourable seasonality and base effect in the fourth quarter. Sales of ICT services1 nonetheless continued their steady progression, outstripping that of the market. On a comparable basis, revenues from Enterprise Communication Services posted fourth quarter growth of 1.7%, after rising 2.3% in the third quarter.

gross operating margin

Gross operating margin (GOM) rose to €19.116 billion for 2007 as a whole, up 3.1% on an historical basis and 3.4% on a comparable basis. The GOM rate (gross operating margin as a percentage of revenues) was 36.1%, a 0.2 point improvement over 2006 on both a comparable basis and an historical basis. This is higher than the announced target of near stabilization of the GOM rate in 2007 and reflects:

-

The 0.5 point improvement in the ratio of service fees and inter-operator costs to revenues, which was 14.9% in 2007 compared with 15.4% in 2006 on a comparable basis (15.6% on an historical basis).

-

The 0.2 point improvement of the ratio of labour expenses to revenues, which was 16.6% in 2007 compared with 16.8% in 2006 on a comparable basis (16.6% on an historical basis). The number of employees went from 192,024 at 31 December 2006 to 187,331 at 31 December 2007, a 2.4% decrease on a comparable basis (1.9% decrease on an historical basis).

At the same time, the growth in commercial expenses remained under control, with a ratio of commercial expenses to revenues of 15.3%, a slight increase of 0.2 points in relation to the previous year on a comparable basis (0.3-point increase on an historical basis).

operating income

Operating income for the France Telecom group totalled €10.799 billion, up from €6.988 billion in 2006, an improvement of €3.811 billion. This is primarily attributable to the very sharp decline in goodwill impairment, which was just€26 million in 2007 compared with an impairment of €2.800 billion in 2006. Added to this were:

-

an increase of €672 million in gains on the disposal of assets (€769 million in 2007 compared with €97 million in 2006),

-

an increase of €577 million in gross operating margin.

net income for the year

Consolidated net income after tax for the France Telecom group rose to €6.819 billion in 2007, up from €4.768 billion in 2006, an improvement of €2.051 billion. This is attributable to strong improvement in consolidated net income after tax of continuing operations between the two periods (+€5.262 billion) generated by:

-

an increase of €3.811 billion in operating income,

-

a decrease of €850 million in income tax,

-

the €601 million improvement in net finance costs.

These positive changes are partially offset by net income from discontinued operations, as no net income from discontinued operations was recognized in 2007, whereas €3.211 billion was recognized in 2006 for the disposal of 54% of the Group’s PagesJaunes.

Minority interests totalled €519 million in 2007, compared with €629 million in 2006, a decrease of €110 million between the two periods.

Net income Group share rose to €6.300 billion in 2007, up from €4.139 billion in 2006, an increase of €2.161 billion. In comparable terms, after adjusting for the main non-recurring items, this figure was €4.561 billion in 2007, compared with €3.693 billion in 2006, an improvement of €868 million.

1 See glossary.

The main non-recurring items taken into account are:

-

gains on disposals and net income from discontinued activities of -€0.8 billion in 2007 and -€3.3 billion in 2006

-

€2.8 billion in impairment of goodwill in 2006,

-

certain deferred tax expenses and certain non-recurring interest expenses of -€1.1 billion in 2007 compared to +€0.1 billion in 2006,

-

the provision related to the program for free-shares for + €0.1 billion in 2007.

capital expenditure on tangible and intangible assets (CAPEX)

Capital expenditure on tangible and intangible assets (CAPEX) rose to €6.979 billion at 31 December 2007, an increase of 3.7% on an historical basis and 3.8% on a comparable basis. The CAPEX rate in relation to revenues was 13.2%, in line with the stated objective of a rate of about 13%. The increase in CAPEX relates to emerging markets, where investment, up 23% for the year on a comparable basis, accompanied strong growth in mobile services.

CAPEX in mature markets, which represent a little more than three quarters of the Group’s CAPEX, were down 0.5% overall on a comparable basis. The decreased CAPEX in mobile networks, after the large programmes of the previous years, is largely balanced by the growth in CAPEX linked to ADSL broadband services, particularly in France and Poland.

organic cash flow

The Group had total organic cash flow of €7.818 billion, higher than the target of €7.5 billion announced during the presentation of third quarter 2007 results.

This represents an increase of €912 million compared to the organic cash flow of the previous year, which was €6.906 billion, excluding the Group’s PagesJaunes business (€7.157 billion on an historical basis). The improvement over 2006 was generated in particular by:

-

the €577 million increase in the gross operating margin of continuing operations,

-

the €298 million improvement in working capital requirements (WCR),

-

the €284 million decrease in net interest expenses paid.

These positive elements are partially offset by:

-

the €310 million increase in income tax paid.

net financial debt

At 31 December 2007, France Telecom’s net financial debt was €37.980 billion, down from €42.017 billion at 31 December 2006, a reduction of €4.037 billion year on year.

The ratio of net debt to gross operating margin was 1.99 at 31 December 2007, compared with 2.27 at 31 December 2006. Therefore, the stated objective of achieving a ratio of less than 2.0 by the end of 2008 was  already attained as of 31 December 2007.

outlook for 2008

The Group’s objective is to generate organic cash flow of more than €7.8 billion in 2008. Against a general backdrop of revenue growth for the Group in line with that of its markets, achieving this objective rests on:

-

the stability of the gross operating margin rate resulting from the continuation of the cost reduction and optimization programme,

-

CAPEX rate maintained at about 13% of revenues.

The resulting organic cash flow will be deployed according to the following principles:

-

the ratio of net debt to GOM will be maintained in the medium term at a level of less than 2 in current market conditions. In this context, and given the organic cash flow generation expected for 2008, the Board of Directors indicates that the dividend, to be proposed to the Annual General Meeting of Shareholders for 2008, will be greater than €1.30 per share. The Board of Directors reserves the option of raising the distribution rate above 45% of organic cash flow, if appropriate. In addition, each year the Board of Directors will examine the possibility of additional shareholder remuneration taking into account its cash flow projections and its investment projects.

-

the acquisition policy remains selective, aimed primarily at targets in markets with high growth potential.

review by business segment

personal communication services

In millions of euros	Period ended 31 December
	2007	2006	2006	07 / 06	07 / 06
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)		(unaudited)
Revenues	29 119	27 538	27 745	5.7%	5.0%
Gross operating margin (GOM)	9 977	9 434	9 686	5.8%	3.0%
GOM / Revenues	34.3%	34.3%	34.9%
CAPEX (excluding licenses)	3 493	3 413	3 581	2.4%	(2.5%)
CAPEX / Revenues	12.0%	12.4%	12.9%

Revenues from Personal Communication Services (PCS) totalled €29.119 billion in 2007, a 5.0% increase on an historical basis. Revenues were affected by the negative impact of exchange rates (-€117 million) and by changes in the scope of consolidation (-€90 million) with the sale of the Orange subsidiary in the Netherlands, which was partially offset by the full consolidation of Mobilecom in Jordan and the acquisition of Voxmobile in Luxembourg.

Revenues grew 5.7% on a comparable basis. Two thirds of the growth was generated by emerging markets, which were up 17.4%, while mature markets in western Europe, which suffered more from the decrease in call termination and SMS rates, recorded growth of 2.6%.

The number of customers (excluding MVNOs) stood at 109.7 million as of 31 December 2007. Growth was particularly strong in 2007, with 14.1 million new customers added on a comparable basis, outpacing growth in 2006 (12.8 million customers) and in 2005 (11.7 million new customers).

The number of mobile broadband customers more than doubled in one year to 13.0 million at 31 December 2007 (including 7.4 million in France), compared with 5.8 million at 31 December 2006 on a comparable basis (including 3.6 million in France).

The MVNO customer base in Europe rose to 1.88 million at 31 December 2007 (including 1.42 million in France), compared with 1.03 million a year earlier on a comparable basis (including 841,000 in France).

PCS France revenues were €9.998 billion, up 1.1% on a comparable basis and 1.2% on an historical basis. Excluding the impact of the decrease in call termination, roaming and SMS rates (estimated at -€358 million over the year), growth was 4.9% reflecting, firstly, the 4.1% growth in the number of customers and the improved customer mix, with the share of contract customers rising 1.6 points in one year to 64.8% at 31 December 2007.

Added to this was the 14% growth in revenues from data services, driven by non-messaging services, which were up 16.7%. Data services represented a 17.3% share of network revenues in 2007, compared with 15.3% in 2006. The number of mobile broadband customers more than doubled in one year to 7.407 million at 31 December 2007.

PCS United Kingdom revenues totalled €6.217 billion up 6.0% on the previous year on a comparable basis and of 5.8% on an historical basis. This is attributable to the very favourable evolution of the customer mix: the number of contract customers rose 12.9%, representing 35.9% of the total number of customers at 31 December 2007, compared with 32.4% at 31 December 2006, a 3.5-point increase in one year.

Added to this was the 13.9% growth in revenues from data services generated by the rapid growth of non-messaging services, which were up 33.3% compared with the previous year. In all, data services represented a 21.7% share of network revenues in 2007, compared with 20.2% in 2006.

PCS Spain revenues were €3.404 billion, up 2.7% on a comparable basis and 1.5% on an historical basis from the previous year. Excluding the impact of the decline in call termination and SMS rates (estimated at -€83 million for the year), growth was 5.3%, an indication of the success of contract offers, with the number of contract customers up 9.9% year on  year, whereas prepaid dropped slightly on a comparable basis. The share of contract customers rose 2.6 points in the year to 53.7% at 31 December 2007.

At the same time, the number of mobile broadband customers almost quadrupled in the year, from 422,000 at 31 December 2006 to 1.605 million at 31 December 2007.

PCS Poland revenues rose to €2.133 billion, up 7.1% on a comparable basis and 10.3% on an historical basis. The impact of the annual growth in the number of customers, which remained strong at 13.1% at 31 December 2007, was partly offset by the impact of call termination rate decreases in October 2006 and May 2007. Orange Poland is maintaining its competitive position with a market share by value estimated at 34% at 31 December 2007.

PCS Rest of World revenues totalled €7.550 billion, an increase of 12.7% on a comparable basis and 9.1% on an historical basis. Excluding the impact of the decline in call termination and SMS rates in Western European countries, estimated at -€139 million for the year, revenues grew 14.7%. This reflects strong growth in the number of customers (44.545 million at 31 December 2007), which rose 34% on a comparable basis. The growth in the customer base was particularly strong in Egypt, Romania, Mali and the Ivory Coast.

Gross operating margin for Personal Communication Services was €9.977 billion in 2007, an increase of 5.8% on a comparable basis and of 3.0% on an historical basis. The gross operating margin rate (GOM as a percentage of revenues) was 34.3% in 2007, at an identical level to the margin rate for 2006 on a comparable basis (34.9% on an historical basis). Revenue growth was partially offset by increased interconnection expenses, commercial expenses and expenses related to network deployment, maintenance and operations.

In Personal Communication Services, capital expenditure on tangible and intangible assets (CAPEX, excluding GSM and UMTS licenses) rose to €3.493 billion in 2007, compared with €3.413 billion in 2006 on a comparable basis, an increase of 2.4% year on year (a decline of 2.5% on an historical basis due to the disposal of Orange Netherlands).

The rise in capital investment in emerging markets, which accompanies the development of the business there, was largely offset by the lower level of CAPEX in mature markets, due in particular to network sharing programmes with other carriers, which are already underway in Spain and are under development in the United Kingdom.

home communication services

In millions of euros	Period ended 31 December
	2007	2006	2006	07 / 06	07 / 06
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)		(unaudited)
Revenues	22 671	22 725	22 487	(0.2%)	0.8%
Gross operating margin (GOM)	7 799	7 641	7 265	2.1%	7.3%
GOM / Revenues	34.4%	33.6%	32.3%
CAPEX	3 080	2 879	2 721	7.0%	13.2%
CAPEX / Revenues	13.6%	12.7%	12.1%

Revenues for Home Communication Services (HCS) totalled €22.671 billion, a 0.8% increase on an historical basis, due to the favourable effect of exchanges rates (+€58 million) and to changes in the scope of consolidation with the acquisition of Ya.com in Spain, the full integration of the subsidiary JTC in Jordan and the disposal of the subsidiaries Orange Netherlands and FTMSC (satellite services) in France. On a comparable basis, revenues were down 0.2% year-on-year.

Revenues from ADSL broadband services, including revenues from wholesale ADSL access and the unbundling of telephone lines, continued their strong growth, representing 20% of total Home Communication Services revenues for 2007, compared to 15% in 2006, on a comparable basis. ADSL broadband services revenues offset considerably an underlying drop in traditional telephone services in France, Poland and Spain.

The number of consumer ADSL broadband accesses in Europe rose to 11.652 million at 31 December 2007, representing 25% annual growth on a comparable basis (2.3 million new ADSL accesses).

The number of Liveboxes rose 53% in one year, with 6.100 million units sold in Europe at 31 December 2007, up from 3.983 million at 31 December 2006 on a comparable basis.

The number of customers for Voice over IP services practically doubled in one year, rising to 4.779 million at 31 December 2007 from 2.427 million at 31 December 2006 on a comparable basis.

ADSL digital TV services (IPTV) subscribers in Europe grew to 1.243 million subscribers at 31 December 2007, principally located in France, compared to 590,000 one year earlier.

HCS France revenues totalled €17.957 billion, up 1.4% on a comparable basis and 1.7% on an historical basis. The number of consumer ADSL broadband accesses rose to 7.296 million at 31 December 2007, up 23% year-on-year. ADSL Multiservices were up significantly at 31 December 2007, with:

-

5.209 million Livebox rentals, a 52% year-on-year increase, with Liveboxes representing 71% of ADSL accesses at 31 December 2007, up from 58% a year earlier;

-

4.102 million Voice over IP subscribers, twice the number of a year ago, with Voice over IP services representing 56% of ADSL accesses and more than 80% of Livebox rentals;

-

1.149 million ADSL television subscribers (IPTV), twice the number of a year ago, accompanied by the success of video on demand services (VOD), with 2.5 million paying downloads recorded in 2007.

Revenues from traditional telephone services dropped 17.3% on both an historical basis and a comparable basis, due to the growth in Voice over IP services. Revenues for traditional telephone line rentals were also down 2.1% on both an historical and a comparable basis due to the growth of full unbundling, wholesale line rentals and naked ADSL, only partially offset by increases in telephone line rental rates in July 2006 and July 2007.

Carrier Services revenues rose 4.0% on a comparable basis and 6.4% on an historical basis, linked to the unbundling of telephone lines and wholesale telephone line rentals.

Revenues from HCS Poland were down 5.3% to €2.886 billion, including the favourable impact of the Polish zloty exchange rate. The migration towards mobile phones and regulator cuts in call termination rates (cuts of 25% in November 2006 and of 10% in May 2007) continued to weigh on fixed services in Poland.

These unfavourable factors were partially offset by the growth in ADSL broadband services and in business network management services. The number of ADSL accesses rose 18.5% year-on-year to 2.018 million at 31 December 2007.

Revenues for HCS Rest of World came to €2.100 billion at 31 December 2007, a 4.7% increase on an historical basis, due to changes in the scope of consolidation that were partially offset by the unfavourable impact of exchange rates. On a comparable basis, revenues for HCS Rest of World were generally stable compared with the previous year. A limited drop in revenues in Spain and the United Kingdom was offset by the growth in fixed services in other countries, particularly Côte d'Ivoire and Senegal.

In Spain, the drop in traditional telephony was substantially offset by an increase in revenues from ADSL services linked to a 28% annual growth in the number of ADSL accesses on a comparable basis and to the growing share of these ADSL accesses sold unbundled from the telephone line (67% at 31 December 2007, compared with 51% a year earlier on a comparable basis).

In the United Kingdom, a drop in revenues from narrowband Internet and portals was substantially offset by growth in revenues from ADSL broadband linked to a 7% increase in the number of ADSL accesses and the growing share of those accesses sold unbundled from the telephone line (30% at 31 December 2007, compared with 16% the previous year).

Gross operating margin for Home Communication Services came to €7.799 billion at 31 December 2007, a 2.1% increase on a comparable basis and 7.3% on an historical basis. The gross operating margin rate (GOM as a percentage of revenues) was 34.4% in 2007, compared with 33.6% in 2006 on a comparable basis (32.3% on an historical basis), an improvement of 0.8 percentage points on a comparable basis (improvement of 2.1 points on an historical basis).

The improved GOM rate on a comparable basis is attributable to the drop in interconnection expenses, especially in France and Poland, and to a lesser extent to the decrease in labour expenses in France, where the average headcount dropped 6.5% in 2007 on a comparable basis (drop of 5.0% on an historical basis).

Capital expenditure on tangible and intangible assets (CAPEX) in Home Communication Services rose to €3.08 billion from €2.879 billion in 2006, an increase of 7.0% on a comparable basis and 13.2% on an historical basis. CAPEX represented 13.6% of 2007 revenues, compared with 12.7% in 2006 on a comparable basis (12.1% on an historical basis).

The growth in CAPEX was largely due to the growth of ADSL broadband services in France and Poland.

enterprise communication services

In millions of euros	Period ended 31 December
	2007	2006	2006	07 / 06	07 / 06
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)		(unaudited)
Revenues	7 721	7 689	7 652	0.4%	0.9%
Gross operating margin (GOM)	1 343	1 414	1 590	(5.1%)	(15.6%)
GOM / Revenues	17.4%	18.4%	20.8%
CAPEX	406	429	430	(5.3%)	(5.5%)
CAPEX / Revenues	5.3%	5.6%	5.6%

Revenues for Enterprise Communication Services totalled €7.721 billion, up 0.9% from 2006 on an historical basis. This increase includes the impact of the consolidation of Diwan, Silicomp, Neocles and the Enterprise and Managed Services divisions of GTL India, which largely offset the unfavourable impact of exchange rates. Revenues grew 0.4% on a comparable basis, with growth in new operations offsetting a 9.3% downturn in traditional data services and fixed telephony.

Advanced Business Network Services were up 7.1% on a comparable basis (+4.6% on an historical basis), reflecting the growth of IP network services. The number of IP-VPN accesses worldwide rose 15.5% year-on-year to 296,000 at 31 December 2007. Similarly, the Business Everywhere mobility offer was up 17.6% in France, with 571,000 users at 31 December 2007.

Revenues for Extended Business Services rose 14.4% on a comparable basis (+36.3% on an historical basis), driven by the growth of service platforms and consulting and project management activities linked to the management of business data networks.

Other Business Services grew 15.9% on a comparable basis (+10.9% on an historical basis), reflecting an increase in network equipment sales linked to implementation of major contracts, particularly in emerging countries, and to a lesser extent growth in broadcast services by the subsidiary Globecast.

Revenues from ICT services1 rose 15.2% from 2006 on a comparable basis, a rate of growth that outpaced that of the overall market. ICT services revenues represented 25.9% of total revenues from customers outside the Group.

Gross operating margin totalled €1.343 billion, down 5.1% on a comparable basis versus the previous year (down 15.6% on an historical basis). The drop in GOM reflects the transformation of the business model with a growing share of services operations. The GOM rate to revenues was 17.4% in 2007, down 1.0 percentage points on a comparable basis versus a rate of 18.4% the previous year.

Capital expenditure on tangible and intangible assets (CAPEX) was €406 million in 2007, down 5.3% from 2006 on a comparable basis and down 5.5% on an historical basis. CAPEX was driven by connectivity and the continuing growth of the services business.

1 See glossary.

schedule of upcoming events

*

7 May 2008: Q1 2008 results

*

31 July 2008: Q2 2008 results

*

30 October 2008: Q3 2008 results

contacts

press contacts: +33 1 44 44 93 93 Béatrice Mandine beatrice.mandine@orange-ftgroup.com Bertrand Deronchaine bertrand.deronchaine@orange-ftgroup.com Sébastien Audra sebastien.audra@orange-ftgroup.com	financial communication contacts: +33 1 44 44 89 23 Vincent Benoit Vincent.benoit@orange-ftgroup.com Reza Samdjee reza.samdjee@orange-ftgroup.com for further information

The slide presentation prepared for the publication of the 2007 annual results can be viewed on the France Telecom website at http://www.francetelecom.com notice

This press release contains forward-looking statements and information on France Telecom's objectives, in particular for 2008. Although France Telecom believes that  its objectives are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there  can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual results achieved include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT plan and of other strategic initiatives based on the integrated operator model as well as France Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.

The financial information in this press release is based on international financial reporting standards (IFRS) and  is subject to specific uncertainty factors given the risk of changes in IFRS standards.

More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document and its updates filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

appendix 1: consolidated statement of income

   (Amounts in millions of euros, except share data)

	Year ended 31 December 2007	Year ended 31 December 2006

Revenues	52 959	51 702
External purchases	(23 156)	(22 809)
Other operating income	440	473
Other operating expenses	(2 360)	(2 235)
Labour wages and employee benefit expenses	(8 767)	(8 592)
Gross operating margin	19 116	18 539
Employee profit-sharing	(359)	(346)
Share-based compensation	(279)	(30)
Depreciation and amortization	(8 111)	(7 824)
Impairment of goodwill	(26)	(2 800)
Impairment of non-current assets	(107)	(105)
Gains (losses) on disposal of assets	769	97
Restructuring costs	(208)	(567)
Share of profits (losses) of associates	4	24
Operating income	10 799	6 988
Interest expense	(2 521)	(3 155)
Foreign exchange gains (losses)	(4)	26
Discounting expense	(125)	(122)
Finance costs, net	(2 650)	(3 251)
Income tax	(1330)	(2 180)
Consolidated net income after tax of continuing operations	6 819	1 557
Consolidated net income after tax of discontinued operations	0	3 211
Consolidated net income after tax	6 819	4 768
Net income attributable to equity holders of France Telecom SA	6 300	4 139
Minority interests	519	629

Earnings per share (in euros)
Net income of continuing operations attributable to equity holders of France Telecom SA
- basic	2.42	0.40
- diluted	2.36	0.39
Net income of discontinued operations attributable to equity holders of France Telecom SA
- basic	-	1.19
- diluted	-	1.17
Net income attributable to equity holders of France Telecom SA
- basic	2.42	1.59
- diluted	2.36	1.57

appendix 2: consolidated balance sheet

 (Amounts in millions of euros)

	At 31 December 2007	At 31 December 2006
ASSETS
Goodwill	31 389	31 517
Other intangible assets	16 658	18 713
Property, plant and equipment	27 849	28 222
Interests in associates	282	360
Assets available for sale	518	338
Non-current loans and receivables	1 960	867
Non-current financial assets at fair value through profit or loss	54	44
Non-current hedging derivatives assets	42	37
Other non-current assets	63	39
Deferred tax assets	7 273	8 250
Total non-current assets	86 088	88 387
Inventories	1 068	844
Trade receivables	6 556	6 756
Current loans and other receivables	81	53
Current financial assets at fair value through profit or loss, excluding cash equivalents	534	543
Current hedging derivatives assets	12	3
Other current assets	2 035	1 788
Current tax assets	111	247
Prepaid expenses	673	580
Cash and cash equivalents	4 025	3 970
Total current assets	15 095	14 784
TOTAL ASSETS	101 183	103 171
EQUITY AND LIABILITIES
Share capital	10 457	10 427
Additional paid-in capital	15 317	15 179
Retained earnings (deficit)	(3 966)	(5 171)
Net income for the year	6 300	4 139
Cumulative translation adjustment	1 747	2 220
Equity attributable to equity holders of France Telecom SA	29 855	26 794
Minority interests	4 470	4 844
Total equity	34 325	31 638

Non-current trade payables	435	535
Non-current financial liabilities at amortized cost, excluding trade payables	32 532	36 199
Non-current financial liabilities at fair value through profit or loss	154	798
Non-current hedging derivatives liabilities	955	1 066
Non-current employee benefits	535	534
Non-current provisions	1657	2 206
Other non-current liabilities	870	959
Deferred tax liabilities	1 440	1 749
Total non-current liabilities	38 578	44 046
Current trade payables	9 580	9 015
Non-current financial liabilities at amortized cost, excluding trade payables	8 694	9 264
Current financial liabilities at fair value through profit or loss	730	0
Current hedging derivatives liabilities	353	33
Current employee benefits	1 881	1 606
Current provisions	1 599	1 816
Other current liabilities	1 837	2 110
Current tax payables	331	466
Deferred income	3 275	3 177
Total current liabilities	28 280	27 487
TOTAL EQUITY AND LIABILITIES	101 183	103 171

appendix 3: consolidated statement of cash flows

(Amounts in millions of euros)

	Year ended 31 December 2007	Year ended 31 December 2006
OPERATING ACTIVITIES
Net income attributable to equity holders of France Telecom SA	6 300	4 139
Adjustments to reconcile net income/ (loss) to funds generated from operations	11 252	12 999
Change in inventories, trade receivables and trade payables	61	(235)
Other changes in working capital requirements	233	250
Other operating monetary items	(3 202)	(3 290)
Net cash provided by operating activities	14 644	13 863
INVESTING ACTIVITIES
Purchases of property, plant and equipment and intangible assets, net of the change in asset suppliers	(6 939)	(6 811)
Proceeds from sales of property, plant and equipment and intangible assets	113	105
Cash paid for investment securities and subsidiaries, net of cash acquired	(1 117)	(255)
Proceeds from sales of investment securities, net of cash transferred	1 808	2 809
Decrease (increase) in marketable securities and other long-term assets : escrow account deposit	(757)	-
Other decrease (increase) in marketable securities and other long-term assets	11	(539)
Net cash used in investing activities	(6 881)	(4 691)
FINANCING ACTIVITIES
Issuances of bonds convertible, exchangeable or redeemable into shares and other long-term debt	3 946	1 513
Redemptions and repayments of bonds convertible, exchangeable or redeemable into shares and other long-term debt	(6 431)	(5 892)
Increase (decrease) in bank overdrafts and short-term borrowings	(906)	(1 117)
Decrease (increase) in deposits and other debt-linked financial assets (including cash collateral)	(330)	192
Exchange rate effects on derivatives, net	(99)	(724)
Purchase of treasury shares	(214)	(10)
Capital increase	140	54
Dividends paid to shareholders	(3 794)	(3 195)
Other	34	(92)
Net cash used in financing activities	(7 654)	(9 271)

Cash and cash equivalents at beginning of year	3 970	4 097
Net change in cash and cash equivalents	109	(99)
Effect of exchange rate changes on cash and cash equivalents and other non-monetary effects	(54)	(28)
Cash and cash equivalents at end of year	4 025	3 970

Of which ORGANIC CASH FLOW
Net cash provided by operating activities	14 644	13 863
Purchases of property, plant and equipment, net of the change in asset suppliers	(6 939)	(6 811)
Proceeds from sales of property, plant and equipment and intangible assets	113	105
Organic cash flow	7 818	7 157

appendix 4: change in net financial debt from 2006 to 2007

(In millions of euros)

Net financial debt at 31 December 2006	42 017

Organic cash flow	(7 818)
Proceeds from the sale of investment securities, net of cash transferred	(1 808)
Dividends paid by France Telecom SA	3 117
Dividends paid to minority shareholders and minority shareholder contributions	627
Financial investments	1 117
Escrow account deposit Dispute related to the special treatment of the business tax of France Telecom in France from 1991 to 2002. The deposit into escrow of this amount has no impact on the Group's organic cash flow in 2007.	757
Other items	(29)

Net financial debt at 31 December 2007	37 980

appendix 5: 2007 and 2006 revenues

(in millions of euros)	Year ended 31 December 2007	Year ended 31 December 2006 historical basis	Year ended 31 December 2006 comparable basis	Change (in %) historical basis	Change (in %) comparable basis

Personal Communication Services	29 119	27 745	27 538	5.0	5.7
France	9 998	9 882	9 885	1.2	1.1
United Kingdom	6 217	5 874	5 863	5.8	6.0
Spain	3 404	3 353	3 315	1.5	2.7
Poland	2 133	1 934	1 992	10.3	7.1
Rest of World	7 550	6 920	6 701	9.1	12.7
Eliminations	(183)	(218)	(218)	(16.5)	(16.6)
Home Communication Services	22 671	22 487	22 725	0.8	(0.2)
France	17 957	17 657	17 709	1.7	1.4
Consumer Services	9 499	9 552	9 572	(0.6)	(0.8)
Carrier Services	6 143	5 776	5 906	6.4	4.0
Other HCS revenues	2 315	2 329	2 231	(0.6)	3.8
Poland	2 886	3 048	3 139	(5.3)	(8.1)
Rest of World	2 100	2 005	2 100	4.7	0.0
Eliminations	(272)	(223)	(223)	22.0	22.4
Enterprise Communication Services	7 721	7 652	7 689	0.9	0.4
Business Network Legacy	3 648	4 063	4 023	(10.2)	(9.3)
Advanced Business Network	1 964	1 879	1 834	4.6	7.1
Extended Business Services	1 139	836	996	36.3	14.4
Other Business services	970	874	837	10.9	15.9
Inter-segment eliminations	(6 552)	(6 182)	(6411)	6.0	2.2
Total	52 959	51 702	51 541	2.4	2.8

(in millions of euros)	2007	2006 historical basis	2006 comparable basis	Change (in %) historical basis	Change (in %) comparable basis
1st quarter
Personal Communication Services	6 931	6 633	6 643	4.5	4.3
France	2 388	2 391	2 391	-0.1	-0.1
United Kingdom	1 489	1 444	1 478	3.1	0.8
Spain	821	803	803	2.3	2.3
Poland	479	452	446	5.9	7.4
Rest of World	1 801	1 592	1 573	13.1	14.5
Eliminations	-47	-49	-48	-5.4	-2.5
Home Communication Services	5 574	5 562	5 597	0.2	-0.4
France	4 405	4 347	4 367	1.3	0.9
Consumer Services	2 370	2 358	2 352	0.5	0.8
Carrier Services	1 483	1 384	1 465	7.2	1.2
Other HCS revenues	552	606	550	-8.8	0.5
Poland	707	787	776	-10.2	-8.9
Rest of World	517	470	497	10.1	4.1
Eliminations	-55	-42	-43	30.4	29.2
Enterprise Communication Services	1 890	1 919	1 928	-1.5	-2.0
Business Network Legacy	944	1 085	1 074	-13.0	-12.1
Advanced Business Network	477	455	444	5.0	7.5
Extended Business Services	259	182	231	42.8	12.4
Other Business services	209	198	179	5.7	16.9
Inter-segment eliminations	-1 551	-1 498	-1 551	3.6	0.0
Total	12 844	12 616	12 617	1.8	1.8
2nd quarter
Personal Communication Services	7 175	6 796	6 830	5.6	5.1
France	2 441	2 432	2 433	0.4	0.3
United Kingdom	1 526	1 426	1 446	7.0	5.5
Spain	854	830	830	3.0	3.0
Poland	516	469	486	10.1	6.2
Rest of World	1 891	1 691	1 688	11.8	12.0
Eliminations	-53	-52	-52	1.1	1.0
Home Communication Services	5 594	5 565	5 626	0.5	-0.6
France	4 433	4 367	4 375	1.5	1.3
Consumer Services	2 342	2 362	2 356	-0.8	-0.6
Carrier Services	1 521	1 389	1 467	9.5	3.7
Other HCS revenues	569	616	552	-7.6	3.1
Poland	714	756	785	-5.5	-9.0
Rest of World	511	489	511	4.5	-0.1
Eliminations	-65	-48	-46	34.2	41.0
Enterprise Communication Services	1 910	1 901	1 917	0.5	-0.4
Business Network Legacy	913	1015	1 006	-10.1	-9.3
Advanced Business Network	485	467	456	3.9	6.4
Extended Business Services	278	202	246	37.4	13.1
Other Business services	234	216	209	8.0	12.0
Inter-segment eliminations	-1 611	-1 507	-1 568	6.8	2.7
Total	13 068	12 755	12 805	2.5	2.1

(in millions of euros)	2007	2006 historical basis	2006 comparable basis	Change (in %) historical basis	Change (in %) comparable basis
3rd quarter
Personal Communication Services	7 546	7 146	7 120	5.6	6.0
France	2 556	2 529	2 527	1.1	1.2
United Kingdom	1 599	1 491	1 498	7.3	6.8
Spain	900	882	862	2.1	4.4
Poland	559	510	531	9.6	5.2
Rest of World	1 981	1 804	1 775	9.8	11.6
Eliminations	-49	-69	-72	-29.0	-32.5
Home Communication Services	5 672	5 620	5 661	0.9	0.2
France	4 478	4 403	4 395	1.7	1.9
Consumer Services	2 396	2 408	2 417	-0.5	-0.9
Carrier Services	1 555	1 539	1 454	1.0	7.0
Other HCS revenues	527	456	525	15.4	0.3
Poland	722	742	775	-2.7	-6.8
Rest of World	551	526	545	4.8	1.2
Eliminations	-79	-51	-54	53.9	45.0
Enterprise Communication Services	1 914	1 852	1 870	3.3	2.3
Business Network Legacy	897	970	962	-7.5	-6.7
Advanced Business Network	494	476	467	3.7	5.6
Extended Business Services	276	206	244	34.0	13.0
Other Business services	247	201	197	23.0	25.7
Inter-segment eliminations	-1 624	-1 548	-1 602	5.0	1.4
Total	13 508	13 070	13 050	3.3	3.5
4th quarter
Personal Communication Services	7 467	7 170	6 944	4.1	7.5
France	2 613	2 530	2 534	3.3	3.1
United Kingdom	1 603	1 514	1 441	5.9	11.2
Spain	829	839	820	(1.2)	1.1
Poland	579	504	530	15.0	9.4
Rest of World	1 877	1 832	1 665	2.5	12.7
Eliminations	(35)	(49)	(47)	(28.7)	(26.0)
Home Communication Services	5 831	5 740	5 841	1.6	(0.2)
France	4 642	4 539	4 572	2.3	1.5
Consumer Services	2 390	2 425	2 446	(1.4)	(2.3)
Carrier Services	1 584	1 464	1 521	8.2	4.2
Other HCS revenues	667	651	604	2.5	10.4
Poland	743	763	803	(2.6)	(7.5)
Rest of World	520	520	546	0.0	(4.8)
Eliminations	(74)	(82)	(80)	(9.5)	(7.3)
Enterprise Communication Services	2 007	1 979	1 974	1.4	1.7
Business Network Legacy	894	993	981	(10.0)	(8.9)
Advanced Business Network	508	481	466	5.5	8.9
Extended Business Services	326	246	275	32.6	18.6
Other Business services	279	259	252	7.9	10.8
Inter-segment eliminations	(1765)	(1 628)	(1 690)	8.4	4.4
Total	13 539	13 262	13 069	2.1	3.6

appendix 6: gross operating margin at 31 December 2007 and 2006

		Year	Year	Year	Change	Change
		2007	2006	2006	2007/2006	2007/2006
(In millions of euros)					(in %)	(in %)
			historical basis	comparable basis	historical basis	comparable basis
Personal Communication Services		9 977	9 686	9 434	3.0	5.8
Of which	PCS France	3 861	3 831	3 742	0.8	3.2
	PCS United Kingdom	1 408	1 374	1 378	2.4	2.2
	PCS Spain	805	932	846	(13.6)	(4.9)
	PCS Poland	834	691	712	20.6	17.1
	PCS Rest of World	3 071	2 857	2 756	7.5	11.4
	Eliminations	-	-	-	-	-
Home Communication Services		7 799	7 265	7 641	7.3	2.1
Of which	HCS France	6 482	5 650	5 953	14.7	8.9
	HCS Poland	1 205	1 430	1 473	(15.7)	(18.2)
	HCS Rest of World	112	185	216	(39.7)	(48.3)
	Eliminations	-	-	-	-	-
Enterprise Communication Services		1 343	1 590	1 414	(15.6)	(5.1)
Inter-segment eliminations		(3)	(2)	(3)	(10.5)	(10.5)
Total gross operating margin		19 116	18 539	18 486	3.1	3.4

appendix 7: CAPEX at 31 December 2007 and 2006

		Year	Year	Year	Change	Change
		2007	2006	2006	2007/2006	2007/2006
(In millions of euros)					(in %)	(in %)
			historical basis	comparable basis	historical basis	comparable basis
Personal Communication Services		3 493	3 581	3 413	(2.5)	2.4
Of which	PCS France	805	1 011	900	(20.4)	(10.6)
	PCS United Kingdom	501	481	476	4.0	5.3
	PCS Spain	464	554	554	(16.1)	(16.1)
	PCS Poland	335	281	289	19.0	15.6
	PCS Rest of World	1 389	1 254	1 194	10.7	16.3
	Eliminations	-	-	-	-	-
Home Communication Services		3 080	2 721	2 879	13.2	7.0
Of which	HCS France	2 169	1 928	2 046	12.5	6.0
	HCS Poland	627	489	504	28.2	24.4
	HCS Rest of World	284	304	330	(6.6)	(13.9)
	Eliminations	-	-	-	-	-
Enterprise Communication Services		406	430	429	(5.5)	(5.3)
Inter-segment eliminations		-	-	-	-	-
Total CAPEX		6 979	6 732	6 721	3.7	3.8

appendix 8: key operational performance indicators for France Telecom

(historical basis)	As at 31 March 2006	As at 30 June 2006	As at 30 Sept. 2006	As at 31 Dec. 2006	As at 31 March 2007	As at 30 June 2007	As at 30 Sept. 2007	As at 31 Dec. 2007

Customers of the France Telecom Group
Total number of customers* (millions)	146.996	149.001	153.286	158.596	161.081	163.327	167.762	170.126
- of which mobile services customers* (millions)	86.466	88.664	92.598	97.633	100.103	102.543	106.875	109.662
- of which ADSL broadband customers (millions)	8.121	8.534	9.026	9.652	10.187	10.532	11.451	11.629

Personal Communication Services (PCS)
Total number of customers* (millions)	86.466	88.664	92.598	97.633	100.103	102.543	106.875	109.662
- of which contract customers (millions)	35.593	36.064	37.227	38.545	39.150	39.989	41.192	41.782
- of which broadband customers (millions)	2.244	2.924	3.896	5.771	7.237	8.940	10.535	12.966
PCS France
Total number of customers* (millions)	22.458	22.390	22.543	23.268	23.226	23.403	23.504	24.226
- of which contract customers (millions)	13.944	14.076	14.352	14.714	14.843	15.050	15.355	15.699
- of which broadband customers (millions)	1.506	1.903	2.522	3.595	4.376	5.221	6.284	7.407
Total ARPU (euros)	421	417	413	410	406	403	398	398
Number of MVNO customers (millions)	0.259	0.431	0.617	0.841	1.001	1.114	1.238	1.416
PCS United Kingdom
Total number of customers* (millions)	14.958	14.951	15.140	15.333	15.096	15.165	15.400	15.642
- of which contract customers (millions)	4.898	4.731	4.918	4.968	4.970	5.183	5.408	5.610
- of which broadband customers (millions)	0.425	0.526	0.728	0.931	1.139	1.368	1.551	1.798
Total ARPU (GBP)	263	261	259	257	257	258	261	265
PCS Spain
Total number of customers* (millions)	10.534	10.664	10.837	11.114	11.058	10.692	10.921	11.091
- of which contract customers (millions)	5.106	5.149	5.223	5.420	5.464	5.621	5.790	5.956
- of which broadband customers (millions)	0.123	0.173	0.242	0.422	0.695	0.925	1.232	1.605
Total ARPU (euros)	311	307	303	301	300	301	305	303
PCS Poland
Total number of customers* (millions)	10.419	11.127	11.738	12.521	12.781	13.056	13.487	14.158
- of which contract customers (millions)	4.203	4.363	4.603	4.803	4.987	5.189	5.368	5.556
- of which broadband customers (millions)	0.029	0.043	0.061	0.081	0.105	0.131	0.159	0.223
Total ARPU (PLN)	704	686	678	657	633	615	600	592
PCS Rest of World
Total number of customers* (millions)	28.098	29.532	32.341	35.397	37.942	40.227	43.563	44.545
- of which contract customers (millions)	7.442	7.745	8.131	8.641	8.886	8.946	9.271	8.961
- of which broadband customers (millions)	0.161	0.279	0.343	0.742	0.922	1.295	1.309	1.933
* Excluding customers of MVNOs

(historical basis)	As at 31 March 2006	As at 30 June 2006	As at 30 Sept. 2006	As at 31 Dec. 2006	As at 31 March 2007	As at 30 June 2007	As at 30 Sept. 2007	As at 31 Dec. 2007

Home Communication Services (HCS)
Total number of ADSL customers (millions)	8.121	8.534	9.026	9.652	10.187	10.532	11.451	11.652
Total number of Liveboxes (millions)	2.407	2.918	3.468	4.146	4.765	5.216	5.717	6.100
Total number of Voice over IP customers (millions)	1.408	1.732	2.078	2.536	3.177	3.640	4.185	4.779
Total number of ADSL television customers (millions)	0.229	0.306	0.426	0.590	0.768	0.872	1.017	1.243
HCS France
Consumer market
Total number of fixed line subscribers (millions)	26.645	26.318	25.946	25.470	24.774	23.942	23.442	22.962
- of which naked ADSL access* (millions)	-	-	0.001	0.054	0.130	0.316	0.628	0.941
ADSL customers at end of period** (millions)	4.906	5.201	5.527	5.916	6.331	6.582	6.913	7.296
ADSL market share at end of period*** (%)	49.7	49.7	49.6	49.3	49.2	49.2	49.3	49.4
Number of Liveboxes (millions)	2.131	2.515	2.931	3.437	3.916	4.273	4.692	5.209
Number of Voice over IP customers (millions)	1.207	1.464	1.731	2.081	2.624	3.017	3.485	4.102
Number of ADSL television customers (millions)	0.229	0.306	0.421	0.577	0.745	0.837	0.975	1.149
Total ARPU (euros)	27.1	27.2	27.5	28.0	28.6	29.2	29.9	30.6
- of which subscription fees (euros)	12.9	12.9	13.1	13.3	13.5	13.8	14.0	14.2
- of which calling services (euros)	9.2	9.0	8.7	8.5	8.3	8.0	7.9	7.7
- of which Internet services (euros)	5.1	5.4	5.8	6.2	6.8	7.4	8.1	8.8
Carrier market
Number of unbundled lines (millions)	3.157	3.351	3.513	3.919	4.308	4.547	4.836	5.187
- of which full unbundling (millions)	0.953	1.243	1.585	2.109	2.555	2.865	3.215	3.624
- of which partial unbundling (millions)	2.204	2.108	1.928	1.810	1.754	1.682	1.621	1.563
Wholesale ADSL access to 3rd party ISP (millions)	1.789	1.883	1.947	2.079	2.185	2.208	2.209	2.232
- of which wholesale naked ADSL access** (millions)	-	-	0.006	0.188	0.442	0.643	0.808	0.942
Wholesale line rental sales (millions)	-	0.001	0.016	0.015	0.080	0.449	0.592	0.716
HCS Poland
Total number of telephone lines (millions)	10.485	10.388	10.275	10.128	9.927	9.802	9.658	9.542
Number of ADSL customers (millions)	1.302	1.402	1.543	1.703	1.760	1.864	1.948	2.018
HCS Rest of World
Number of ADSL customers (millions)	1.912	1.932	1.956	2.033	2.095	2.085	2.591	2.339
- of which customers in United Kingdom (millions)	0.986	1.004	1.029	1.063	1.095	1.090	1.142	1.138
- of which customers in Spain (millions)	0.586	0.593	0.593	0.640	0.681	0.698	1.156	1.177
- of which customers in the Netherlands (millions)	0.340	0.335	0.334	0.330	0.319	0.297	0.293	-

Enterprise Communication Services
Number of worldwide IP-VPN accesses (000s)	214	228	242	256	266	273	285	296
Number of Business Everywhere customers in France (000s)	420	443	465	486	505	525	550	571

* See glossary

** Adjusted to the definition of quarterly publications of the French regulator of telecommunications and posts (ARCEP).

*** Company estimates

appendix 9: highlights

Highlights
December
27/12/07	Spain – Sogecable and Orange have signed agreements to develop and to launch different joint fixed and mobile telecommunications services throughout 2008.
21/12/07

Kenya – The Kenyan State and France Telecom have closed the acquisition by a consortium led by France Telecom of a 51% stake in the incumbent operator Telkom Kenya for a consideration of US dollars 390 million (about 270 million euros)

20/12/07

Poland – Telekomunikacja Polska HSPDA 7.2 Mbps in Orange available in another 13 cities:  the users of mobile internet access in Orange network may benefit from the fastest data transmission in HSPDA technology.

17/12/07	Poland - Telekomunikacja Polska signed an agreement for the sale of 100% of Ditel S.A. shares. The company belongs to TP Group and is a publisher of White and Yellow Pages in Poland.
17/12/07

Poland - Telekomunikacja Polska signed a cooperation agreement with Canal+ Cyfrowy, an operator of CYFRA+, concerning cooperation which allows TP to provide customers with TV programs via satellite, based on the CANAL+ technical infrastructures.

11/12/07

France – Orange partners with MGM to provide an exceptional Video on Demand offer as part of its “24/24 Video” package. With this new partnership Orange confirms its position as a VOD leader on the French market.

11/12/07

Spain – The Generalitat of Catalonia and France Telecom guarantee the continuity of AIPi. The government sells 25% of the shares in the operator to FT for 29.3 million euros and the commitment that the company will continue and the jobs are preserved.

05/12/07	France – an enthusiastic reception for the launch of the iPhone in France: Orange has already sold nearly 30,000 iPhones.
05/12/07

Group – France Telecom Investor Day: France Telecom confirms its financial and operational performance for the current year and presents a detailed review of its main activities and outlook for 2008 as well as the trends for the coming years.

04/12/07	France – Orange.fr unveils its new search engine: “lemoteur.orange.fr”
04/12/07	Egypt – Creation of an Orange Lab in Egypt: memorandum of understanding signed with the Egyptian authorities.

November
29/11/07	France – Gaumont Studio films available on VOD with Orange TV, Orange.fr and on Orange mobiles.
28/11/07	France – Discover unlimited mobile internet with iPhone on a dedicated Orange plan.
23/11/07	Romania – Orange Romania now offers its customers mobile data services at 3G+ speeds in 79 localities.
22/11/07	Niger – Niger’s Government has selected France Telecom’s bid for a new global fixed-mobile-internet license for 48 million euros.
16/11/07	Kenya – The Kenyan State has selected France Telecom as the preferred bidder for the acquisition of a 51% stake in Telkom Kenya.
09/11/07

Russia - Orange Business Services announces that he has cleared the last step before full implementation of a long distance phone licence in Russia. They are now the only worldwide communications services provider to also be a long distance operator in this country.

05/11/07	France – SNCF and Orange test contactless services on mobile to make daily travel easier for passengers.
02/11/07	Group – France Telecom: offering of a CHF 400 million bond.
October
29/10/07

Group – further to the transfer by the French State on June 26th, 2007 of 5 % of the share capital, offer of France Telecom shares for the employees and former employees and its subsidiaries in France and abroad.

26/10/07	Group – Mobistar announces today that Bernard Moschéni has decided to leave the company before the end of the year and take on a new professional challenge.
25/10/07	Group – third quarter 2007 financial results: significantly higher than for third quarter 2006. Upward revision of 2007for margin and cash flow.
23/10/07	France – to ensure efficient and fair deployment of new optical fibre networks, France Telecom announces its proposal to open its ducts to its competitors.
23/10/07	France – Orange launches “Connected Hospital” its first e-healthcare offering designed to improve patient comfort and care quality.
22/10/07	Group – the group announced that Tom Alexander joins the company as CEO of the UK business.
16/10/07	France – Apple chooses Orange, the leading wireless carrier in France as Exclusive French carrier partner for the revolutionary iPhone when it makes its debut in France on November 29.
10/10/07	Spain – Orange and Vodafone Spain start to share 3G network in 19 provinces covering small, rural towns.
03/10/07

Vietnam – cooperation agreement between France Telecom and the VNPT Group  - Vietnamese PhD students to be welcomed and trained by France Telecom and a joint working group training on communication technologies.

All the press releases are available on the Group’s websites:

•

www.francetelecom.com

•

www.orange.co.uk

•

www.orange.es

•

www.tp-ir.pl

•

www.orange-business.com

appendix 10: glossary

ARPU – Home Communication Services (HCS) segment

Average annual revenue per line for Fixed Services for Consumers is calculated by dividing the average monthly revenues over the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as monthly revenue per customer.

ARPU – Personal Communication Services (PCS) segment

Average annual revenue per user (ARPU) is calculated by dividing the revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenue per customer.

CAPEX

Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and investments through finance leases.

commercial expenses

External purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, and rebranding expenses.

comparable basis

Financial data presented with methods, scope of consolidation and exchange rates that are comparable for the preceding period. Adjusting data given on an historical basis to data given on a comparable basis consists of keeping the results for the most recent period and then restating the results for the corresponding period of the preceding year with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the same method and scope of consolidation for the most recent period as well as the average exchange rate used for the income statement for the most recent period.

equipment revenues (PCS business segment)

Revenues from equipment include the sale of mobile handsets and accessories.

external purchases

External purchases include commercial expenses, service fees and inter-operator costs and other external purchases (including overhead, property expenses, operating and technical maintenance subcontracting expenses, IT expenses, equipment costs and call centre subcontracting expenses, net of capitalized production of goods and services).

gross operating margin (GOM)

Revenues and other operating income less external purchases, other operating expenses and labour expenses (wages and employee benefit expenses). Labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin do not include employee profit-sharing or share-based compensation costs.

HSDPA

High speed downlink packet access. New generation networks (known as 3G+) enabling high speed broadband uses such as High Definition TV reception on mobile handsets.

ICT

Information communication technologies: new information and communication technologies.

labour expenses (wages and employee benefit expenses)

Labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin (GOM) do not include employee profit sharing or share-based compensation costs, which are costs included after GOM and before operating income. Labour expenses (wages and employee benefit expenses) are net of the capitalized labour expenses.

markets with high growth potential

Markets with high growth potential include France Telecom operations in the following countries: mobile services in Poland, Botswana, Cameroon, Central African Republic, Côte d’Ivoire, Dominican Republic, Egypt, Equatorial Guinea, Guinea, Guinea-Bissau, Jordan, Madagascar, Mali, Mauritius, Mexico, Moldavia, Republic of Vanuatu, Romania, Senegal, Slovakia and Vietnam.

mature Western European markets

Mature Western European markets include France Telecom operations in the following countries: France, United Kingdom, Spain, fixed services in Poland, Belgium, Luxembourg, Switzerland and the Netherlands (until 30 September 2007).

MVNO

Mobile virtual network operator: mobile network operator that provides services using third-party network infrastructures.

naked ADSL

The naked ADSL access offer is aimed at subscribers who do not wish to keep a standard and separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other operators, allowing their customers, especially ones residing in areas where full unbundling is unavailable, to dispense with the traditional telephone subscription.

network revenues (PCS segment)

Network revenues represent the revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO).

number of employees (active employees at end-of-period)

Number of people working on the last day of the period, including both permanent and fixed-term contracts.

revenues from data services (PCS business segment)

Revenues from data services are network revenues excluding voice revenues and revenues from MVNOs. They include the revenues generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer to purchase content.

subscriber acquisition costs (PCS business segment)

The acquisition cost per customer is the total of the purchase costs for the handsets sold and the commissions paid to distributors less the revenues from the sale of the handsets for each new customer.

subscriber retention costs (PCS business segment)

Retention costs per customer equal the total of the purchase costs for the handsets sold and the commissions paid to distributors, less the revenues from the sale of handsets, for each customer renewing a contract.

wholesale line rental in France – WLR

By supplying an analogue connection to the France Telecom switched network and related services as a supplement to a narrowband telephone traffic routing offer, the WLR offer allo=ws third party operators to market a global narrowband fixed telephony offer. The WLR offer is a service and does not constitute an offer to provide the third party with direct access to France Telecom’s network and equipment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 6, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Titel:	Group Deputy Chief Financial Officer